Exhibit 15.5

Consent Letter on change of auditors

April 27, 2018

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C.

20549-7561

Dear Sirs/Madams:

We have read Item 16F of The9 Limited’s Form 20-F dated April 27, 2018 and have the following comments:

1.	We agree with the statements made in the first sentence of paragraph 1 and paragraphs 2 and 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2.	We have no basis on which to agree or disagree with the statements made in sentences 2 of paragraph 1 and paragraph 3 of Item 16F.

Yours faithfully,

Deloitte Touche Tohmatsu Certified Public Accountants LLP

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP